                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(E)(I) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $12.25 OR MORE
                         (Title of Class of Securities)



                                    59501B105
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                      (Name, Address and Telephone Number of
                      Person Authorized to receive notices
                       and communications on behalf of the
                           person(s) filing statement)

                                    COPY TO:

                            ROBERT A. PROFUSEK, ESQ.
                           MEREDITH S. GOLDBERG, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $7,312,835*                                  $1,463
================================================================================

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the cancellation of all options for which this offer is being made.

     Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

     Amount previously paid:    $1,463        Filing party:  Franklin Covey Co.
     Form or registration No.:  Schedule TO   Date filed:    March 15, 2000

ITEM 12.  EXHIBITS.

         (a) (1) Offer to Cancel, dated March 14, 2000, as amended.

             (2)   Form of Letter of Transmittal, as amended.

             (3)   Press release issued by the Company on April 13, 2000.

             (4)   Press release issued by the Company on April 19, 2000.

             (5)   Supplement to Offer to Cancel dated April 19, 2000.

            *(6)   Press release issued by the Company on May 4, 2000.

         (b), (d), (g) and (h)  Not applicable.

         * Filed herewith. All other exhibits have been previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

                                    FRANKLIN COVEY CO.


May 4, 2000                         By: /s/   Robert A. Whitman
                                        ------------------------
                                        Robert A. Whitman
                                        Chief Executive Officer

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